ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

14 September 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited <u>(File Number 82-34740)</u> documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

per

Dennis Leong
Company Secretary

Macquariė Bank Group of Companies
Australia and Worldwide

Level 15
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
Telex 122246
DX 10287 SSE
SWIFT MACQAU2S

ASX/Media Release

MACQUARIE

MACQUARIE PROPERTY EXPANDS FURTHER INTO EUROPE – WITH NEW JOINT VENTURE AND TWO ACQUISITIONS

7 September 2005 - Macquarie Bank has acquired two office and business park assets in the UK in a joint venture with UK-based award winning office park developer, Akeler for a total consideration of approximately £150 million (A$360 million).

The acquisition, 85 per cent owned by Macquarie and 15 per cent by Akeler, will be funded by a combination of debt and equity. The impact on the Bank's Tier 1 capital ratio is anticipated to be negligible.

The assets include:

- Reading International Business Park - an eight hectare site with 34,806 square metres of office space completed in 2000/2001. The business park is fully leased to a global communication company for its European headquarters. Reading is west of London and the International Business Park is located near Junction 11 of the M4 Motorway.
- The joint venture has also agreed to purchase Central Quay, Glasgow - 7,369 square metres of fully leased A grade office space completed in 2002, immediately to the west of Glasgow city centre, on the north bank of the River Clyde in the International Financial Services District.

In addition to the purchase of the assets, Macquarie and Akeler have established a 50:50 joint venture to manage and grow the portfolio. Announcing the joint venture, Head of Macquarie Bank's Property Investment Banking business, Matthew Banks said: "Partnerships with best of breed operators like Akeler give our business a strong basis

to grow in Europe and add to our global platform. The opportunity arose though our association with Macquarie Global Property Advisors (MGPA), which was established last year and which has given us a broad footprint across Europe."

"The joint venture between Macquarie Property and Akeler will initially establish a wholesale fund and also explore other potential acquisitions within the office park sector. We'll give further consideration to future options including a REIT, depending on the UK legislation, which is currently under review," said Mr Banks.

"We have achieved considerable success for our investors with wholesale funds in Australia and internationally. Many major institutional investors are increasing their allocation to property and now including international property in their portfolio," he said.

An Executive Director of Macquarie Bank's Property Division, Graeme Wilson, said: "We will be seeking quality assets in the business park sector in the UK and Europe. Similar to our approach in Australia, quality assets with strict investment criteria will form the basis of any portfolio. Akeler's development pipeline, as well as suitable third party assets, will be considered as further assets for the portfolio."

Commenting on the joint venture, James Cole, Chief Executive Officer of Akeler said: "Akeler recognises the need to form a partnership with a strong global fund management and capital source, and Macquarie Bank fits this need perfectly."

Macquarie Property has more than 350 staff worldwide. Macquarie Property Investment Banking is a market leader in Australia in wholesale investment management, capital raising, debt/transaction structuring, major project financing, property developments and asset disposals. More than $A24 billion in property assets is managed under the Macquarie brand across a portfolio of listed and unlisted property trusts, unlisted development funds and property investment syndicates, globally. Macquarie Global Property Advisors Limited is a joint venture with Macquarie focused on private equity real estate investment in Europe and Asia.

Akeler Background

Akeler is a private real estate investment and development company. The principal activity of Akeler is the development, management of and investment in office and business parks in the UK and Europe. Akeler was formed over 15 years ago and was

purchased by Lend Lease Global Properties (a fund which is now managed by Macquarie Global Property Advisors as Global Property Fund No 1) in 2002 for £294 million from Security Capital European Realty SICAF. Akeler has a strong track record in the office and business park sector in the UK and a growing presence in Europe. Akeler's portfolio consists of 13 assets and a development pipeline of over 4 million square feet.

For further information, please contact:

Matthew Banks, Executive Director Tel: 02 8232 3333
Head of Macquarie Property Investment Banking

Robyn Turner, Snr Communication Manager Tel: 02 8232 6989
Macquarie Property 0416 237 358

Erica Sibree, Investor Relations Tel: 02 8232 5008
Macquarie Bank Limited

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3600 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

13 September 2005

Company Announcements Office
Australian Stock Exchange Limited

MACQUARIE
BANK

Dear Sir/Madam,

Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited,

as at 12th September 2005, was 0.03%.

Yours faithfully

Dennis Leong
Company Secretary

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release

MACQUARIE
BANK

MACQUARIE MANAGED FUND TO ACQUIRE INTEREST IN CANADIAN AGED CARE PROVIDER

13 September 2005 – The Macquarie Power Income Fund (MPT), an income trust listed on the Toronto Stock Exchange and investing in North American power and infrastructure assets, today announced that it has entered into an agreement to acquire a 45 per cent indirect equity interest in Canadian aged care provider, Leisureworld Inc., and associated entities for approximately $C102 million, including offering and transaction costs.

MPT intends to finance its acquisition through a public offering of subscription receipts and through the issue of exchangeable units to certain of the vendors of the Leisureworld business.

The acquisition is expected to take place around mid-October, 2005, at the same time that Macquarie Bank Limited (MBL) reaches financial close for the remaining 55 per cent of the Leisureworld business through a subsidiary. Following financial close of the acquisition, MBL may seek to transfer the economic benefits of its 55 per cent ownership to another Macquarie managed fund within 6 months.

Leisureworld is a leading operator of long-term care (LTC) facilities in the Canadian province of Ontario. The Leisureworld portfolio includes 19 LTC facilities (3,147 beds), two retirement homes (87 beds) and an independent living facility (53 beds). It has been operating successfully for 32 years. The purchase also included Preferred Health Care Services, a leading provider of professionals for long-term care homes and for private care.

In March 2005, MBL announced it had agreed to acquire through a subsidiary the business of Leisureworld for $C528 million, including transaction costs, to be funded by a combination of debt and equity. MBL also stated it was exploring long term options for its holding in Leisureworld, including possible transfer into a Macquarie managed fund.

The completion of the transaction is subject to regulatory approvals, including from the Ontario Ministry of Health and Long Term Care. The impact on MBL's Tier 1 capital is expected to be negligible.

For further information, please contact:

Matthew Russell, Macquarie Bank Public Relations +612 8232 4102

Erica Sibree, Macquarie Bank Investor Relations +612 8232 5008